EXHIBIT 99.1

XTRA-GOLD RESOURCES CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

for the Six Months Ended

June 30, 2021

(expressed in U.S. Dollars, except where noted)

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Xtra-Gold Resources Corp. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Expressed in U.S. Dollars)

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$6,823,148	$4,451,256
Investment in trading securities, at fair value cost of $2,290,734 (December 31, 2020 - $1,197,477) (Note 4)	2,627,054	2,345,984
Receivables and other assets	135,617	100,605
Inventory	798,585	841,978
Total current assets	10,384,404	7,739,823

Restricted cash (Note 7)	296,322	296,322
Equipment (Note 5)	645,828	570,375
Mineral properties (Note 6)	734,422	734,422

TOTAL ASSETS	$12,060,956	$9,340,942

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	$664,423	$286,422
Asset retirement obligation (Note 7)	112,626	140,397
Total current liabilities	777,049	426,819

Total liabilities	777,049	426,819

Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
46,762,817 common shares (December 31, 2020 - 46,817,017 common shares)	46,763	46,817
Additional paid in capital	31,892,653	31,998,045
Shares in treasury	(16,397)	(4,857)
Accumulated deficit	(20,572,740)	(22,813,141)

Total Xtra-Gold Resources Corp. stockholders' equity	11,350,279	9,226,864
Non-controlling interest	(66,372)	(312,741)

Total equity	11,283,907	8,914,123

TOTAL LIABILITIES AND EQUITY	$12,060,956	$9,340,942

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 14)	"James Longshore"	"James Schweitzer"
	Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Expressed in U.S. Dollars)

	Three Month Period Ended June 30		Six Month Period Ended June 30
	2021	2020	2021	2020

EXPENSES
Amortization	$51,339	$40,646	$95,778	$66,943
Exploration	554,750	211,250	737,043	329,403
General and administrative	77,387	115,992	233,937	203,698

LOSS BEFORE OTHER ITEMS	(683,476)	(367,888)	(1,066,758)	(600,044)

OTHER ITEMS
Foreign exchange (loss) gain	(132,044)	(32,156)	(143,923)	(109,713)
Net gain (loss) on sales of trading securities	108,604	812,206	478,799	644,191
Other income	11,052	8,675	23,307	26,955
Recovery of gold	1,554,973	872,451	3,883,537	1,724,237
Change in fair value warrant derivative liability	-	-	-	40,095
	1,542,585	1,661,176	4,241,720	2,325,765

Consolidated income (loss) for the period	859,109	1,293,288	3,174,962	1,725,721
Income tax expense	(488,192)	-	(688,192)	-
Net income after tax	370,917	1,293,288	2,486,770	1,725,721

Net gain attributable to non-controlling interest	(51,188)	(77,067)	(246,369)	(151,756)

Net income attributable to Xtra-Gold Resources Corp.	$319,729	$1,216,221	$2,240,401	$1,573,965

Basic income attributable to common shareholders per common share	0.01	0.03	0.05	0.03
Diluted income attributable to common shareholders per common share	0.01	0.03	0.05	0.03

Basic weighted average number of common shares outstanding	46,797,047	46,712,941	46,817,477	46,442,046
Diluted weighted average number of common shares outstanding	48,963,477	49,138,941	48,943,047	48,868,046

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENT OF EQUITY

(Unaudited)

(Expressed in U.S. Dollars)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Shares in Treasury	Accumulated Deficit	Non- Controlling Interest	Total

Balance, December 31, 2019	45,844,117	$45,844	$31,523,284	$(9,430)	$(24,673,390)	$(454,523)	$6,431,785
Stock-based compensation	-	-	34,725	-	-	-	34,725
Exercise of warrants	885,000	885	333,247	-	-	-	334,132
Exercise of stock options	309,000	309	69,670	-	-	-	69,979
Repurchase of shares	(202,000)	(202)	(69,328)	9,430	-	-	(60,100)
Shares in treasury	-	-	-	-	-	-	-
Income for the period	-	-	-	-	1,573,965	151,756	1,725,721
Balance, June 30, 2020	46,836,117	46,836	31,891,598	-	(23,099,425)	(302,767)	8,536,242
Stock-based compensation	-	-	161,390	-	-	-	161,390
Exercise of stock options	37,500	37	1,896	-	-	-	1,933
Repurchase of shares	(56,600)	(56)	(56,839)	-	-	-	(56,895)
Shares in treasury	-	-	-	(4,857)	-	-	(4,857)
Income for the period	-	-	-	-	286,284	(9,974)	276,310
Balance, December 31, 2020	46,817,017	46,817	31,998,045	(4,857)	(22,813,141)	(312,741)	8,914,123
Stock-based compensation	-	-	(20,474)	-	-	-	(20,474)
Exercise of stock options	130,000	130	30,050	-	-	-	30,180
Repurchase of shares	(184,200)	(184)	(115,336)	4,857	-	-	(120,009)
Shares in treasury	-	-	-	(16,397)	-	-	(49,060)
Income for the period	-	-	-	-	2,240,401	246,369	2,486,770
Balance, June 30, 2021	46,762,817	$46,763	$31,892,653	$(16,397)	$(20,572,740)	$(66,372)	$11,283,907

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in U.S. Dollars)

	Six Month Period Ended June 30, 2021	Six Month Period Ended June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$2,486,770	$1,725,721
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	95,778	66,943
Stock-based compensation	(20,474)	34,725
Change in fair value warrant derivative liability	-	(137,313)
Unrealized foreign exchange loss (gain)	(6,100)	21,706
Purchase of trading securities	(1,221,915)	(500,566)
Proceeds on sale of trading securities	1,425,744	527,801
Net loss (gain) on sales of trading securities	(478,799)	(644,191)
Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	(35,012)	66,133
Decrease (increase) in inventory	43,393	174,105
Change in asset retirement obligation	(27,771)	4,626
Increase (decrease) in accounts payable, accrued liabilities and other	382,858	31,188

Net cash provided by operating activities	2,644,472	1,370,878

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(171,211)	(387,309)
Net cash used in investing activities	(171,211)	(387,309)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	30,180	403,226
Repurchase of capital stock	(131,549)	(60,100)
Net cash (used in) provided by financing activities	(101,369)	343,126

Change in cash and cash equivalents and restricted cash during the year	2,371,892	1,326,695

Cash and cash equivalents and restricted cash, beginning of the year	4,747,578	4,277,561

Cash and cash equivalents and restricted cash, end of the year	$7,119,470	$5,604,256

Reconciliation of Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents at beginning of year	$4,451,256	$3,981,239
Restricted cash at beginning of year	296,322	296,322
Cash and cash equivalents and restricted cash at beginning of year	$4,747,578	$4,277,561

Cash and cash equivalents at end of year	$6,823,148	$5,307,934
Restricted cash at end of year	296,322	296,322
Cash and cash equivalents and restricted cash at end of year	$7,119,470	$5,604,256

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

1. HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Corp., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited ("Canadiana") and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited ("Goldenrae").  Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.  On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited ("XG Exploration"). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited ("XG Mining").

2. CONTINUANCE OF OPERATIONS - GOING CONCERN

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $2,240,401 for the period ended June 30, 2021, it has an accumulated a deficit of $20,572,740.  Results for the period ended June 30, 2021 are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

Currently, Covid-19 has not affected any of the Company's operations in Ghana.  The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

3. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete annual financial statements. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2020, included in our Annual Report on Form 20-F, filed with the SEC on March 31, 2021. These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. The financial statements and notes are representations of the Company's management and its board of directors, who are responsible for their integrity and objectivity.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration (from February 16, 2004) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.  At June 30, 2021 and December 31, 2020, cash and cash equivalents consisted of cash held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation.  This cash has been recorded as restricted cash, a non-current asset.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As at June 30, 2021 and December 31, 2020, the Company had not recorded any allowance for doubtful accounts.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company's inventory consists of raw gold.  Costs are determined using the first-in, first-out ("FIFO") method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company's trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004).  All intercompany accounts and transactions have been eliminated upon consolidation.  The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value.  Exploration costs incurred on mineral properties are expensed as incurred.  Development costs incurred on proven and probable reserves will be capitalized.  Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses).  When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets are impaired. Where such an indication exists, the recoverable amount of the asset is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or "CGUs"). The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The Company has assessed the assets of all its operating entities and has determined that no impairment was considered necessary for the Company's non-financial assets as at June 30, 2021 and December 31, 2020.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets.  If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

Asset retirement obligations

The Company records the estimated rehabilitation value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets.  Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock compensation arrangements under ASC 718 "Compensation - Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant (measurement date) and is recognized over the vesting periods.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives.  For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.  The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification ("ASC") topic 480 for equity classification.  Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Share repurchases

The Company accounts for the repurchase of its common shares as an increase in shares in treasury for the market value of the shares at the time of purchase.  When the shares are cancelled, the issued and outstanding shares are reduced by the $0.001 par value and the difference is accounted for as a reduction in additional paid in capital.

Share-based payment transactions

The fair value is measured at grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

Income taxes

The Company accounts for income taxes under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Income (Loss) per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period.  To calculate diluted loss per share, the Company uses the treasury stock method and if converted method.  As at June 30, 2021, there were Nil warrants (June 30, 2020 - Nil warrants) and 2,506,000 stock options (June 30, 2020 - 2,426,000).  For the period ending June 30, 2021, the fully diluted weighted average shares outstanding would increase to 48,943,047 (June 30, 2020 - 48,868,046) from the basic weighted average shares outstanding of 46,817,477 (June 30, 2020 - 46,442,046).  This increase did not change the income per share from the basic income per share number.

Foreign exchange

The Company's functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end.  Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation.  Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.  The fair values of these financial instruments approximate their carrying values unless otherwise noted.  Cash in Canada is primarily held in financial institutions.  Balances on hand may exceed insured maximums.  Cash in Ghana is held in banks with a strong international presence.  Ghana does not insure bank balances.

Fair value of financial assets and liabilities

Our financial assets and liabilities that are measured at fair value on a recurring basis include cash equivalents, marketable securities, derivative contracts, and marketable debt securities. Our financial assets measured at fair value on a nonrecurring basis include non-marketable equity securities, which are adjusted to fair value when observable price changes are identified or when the non-marketable equity securities are impaired (referred to as the measurement alternative). Other financial assets and liabilities are carried at cost with fair value disclosed, if required.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

Level 3 - Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash, Cash Equivalents, and Marketable Securities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of June 30, 2021 and December 31, 2020:

Level 1 - Cash equivalents	June 30, 2021	December 31, 2020

Money market funds	$5,236,512	$3,772,568
	$5,236,512	$3,772,568

	June 30, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$6,823,148	$6,823,148	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	2,627,054	2,627,054	-	-
Total	$9,746,524	$9,746,524	$-	$-

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

	December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$4,451,256	$4,451,256	$-	$-
Restricted cash	296,322	296,322	-	-
Investment in trading securities	2,345,984	2,345,984	-	-
Total	$7,093,563	$7,093,563	$-	$-

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.  The fair value of the warrant liability was determined through the Black Scholes valuation model.

Debt Securities

We classify our marketable debt securities, which are accounted for as trading securities, within Level 1 or 2 in the fair value hierarchy because we use quoted market prices to the extent available or alternative pricing sources and models utilizing market observable inputs to determine fair value.

Investment in trading securities

The following discusses our marketable equity securities, non-marketable equity securities, gains and losses on marketable and non-marketable equity securities, as well as our equity securities accounted for under the equity method.

Our marketable equity securities are publicly traded stocks or funds measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because we use quoted prices for identical assets in active markets or inputs that are based upon quoted prices for similar instruments in active markets.

Our non-marketable equity securities are investments in privately held companies without readily determinable market values. The carrying value of our non-marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). Non-marketable equity securities that have been remeasured during the period based on observable transactions are classified within Level 2 or Level 3 in the fair value hierarchy because we estimate the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the securities we hold. The fair value of non-marketable equity securities that have been remeasured due to impairment are classified within Level 3.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash.  The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.  As of June 30, 2021, the Company held $5,236,512 (December 31, 2020 - $4,305,287) in low-risk money market funds which are not federally insured.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.  The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

The Company uses one smelter to process its raw gold.  Ownership of the gold is transferred to the smelting company at the mine site.  The Company has not experienced any losses from this sole sourced smelter and believes it is not exposed to any significant risks on its gold processing.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

Segregated information

The Company has exploration assets in Ghana.  The remainder of the Company's assets are divided between corporate and Ghana.

Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Commitments and contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09) as modified by ASU No. 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," ASU No. 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing," and ASU No. 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

In addition, new and enhanced disclosures will be required. Companies may adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. The Company adopted ASU 2014-09 on January 1, 2018, using the modified retrospective approach. Because the Company doesn't have any customer contracts as of January 1, 2018, the adoption of ASU 2014-09 did not have a material impact on the Company's financial position, results of operations, equity or cash flows.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), which requires that all deferred income tax assets and liabilities be presented as noncurrent in the balance sheet. The pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2018 with early application permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASC Update No. 2016-18 (Topic 230) Statement of Cash Flows - Restricted Cash (a consensus of the FASB Emerging Issues Task Force). The amendments in this update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Current GAAP does not include specific guidance on the cash flow classification and presentation of changes in restricted cash. The updated guidance is effective for interim and annual periods beginning after December 15, 2017 and is required to be applied using a retrospective transition method to each period presented. The Company implemented this guidance effective January 1, 2018. Implementing this guidance did not have an impact on the Company's statement of cash flows, as restricted cash, if any, has already been included in total cash and cash equivalents.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Furthermore, equity investments without readily determinable fair values are to be assessed for impairment using a quantitative approach. The amendments in ASU 2016-01 should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with other amendments related specifically to equity securities without readily determinable fair values applied prospectively. The amendments in ASU 2016-01 became effective for us as of the beginning of our 2019 fiscal year. The adoption of this guidance did not have a material impact upon our consolidated financial condition or results of operations.

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The adoption of this standard in 2019 did not have a material impact upon our financial condition or results of operations.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

In June 2018, the FASB issued "ASU 2018-07 - Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting". The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. Adoption of ASU 2018-07 in 2020 did not have a material impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement ("ASU 2018-13"), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendment is effective for interim and annual reporting periods beginning after December 15, 2019. The adoption of this guidance in 2020 did not have a material impact upon our consolidated financial condition or results of operations.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements ("ASU 2018-18"), which clarifies the interaction between ASC 808, Collaborative Arrangements and ASC 606, Revenue from Contracts with Customers. Certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer. In addition, ASU 2018-18 precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue if the counterparty is not a customer for that transaction. ASU 2018-18 should be applied retrospectively to the date of initial application of ASC 606. This guidance is effective for interim and fiscal periods beginning after December 15, 2019. The adoption of this guidance in 2020 did not have a material impact upon our consolidated financial condition or results of operations.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020, with early adoption permitted. Adoption of the standard requires certain changes to be made prospectively, with some changes to be made retrospectively. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations or cash flows.

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contract's in an Entity's Own Equity. The ASU simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU simplifies the diluted net income per share calculation in certain areas. The ASU is effective for annual and interim periods beginning after December 31, 2021, and early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

4. INVESTMENTS IN TRADING SECURITIES

At June 30, 2021, the Company held investments classified as trading securities, which consisted of various equity securities.  All trading securities are carried at fair value.  Private company investments are valued using Level 3 methods.  Private company investments are initially valued at the cost of the investment.  If a subsequent investment in the same security is made at a different price, the entire investment is valued at the new price and any gain or loss is recognized in other income, net.  All other marketable securities are publicly traded and valued using Level 1 methods.  As of June 30, 2020, the fair value of trading securities was $2,345,984 (December 31, 2020 - $2,345,984).

	June 30, 2021	December 31, 2020
Investments in trading securities at cost	$2,290,734	$1,977,477
Unrealized gains (losses)	336,320	368,507
Investments in trading securities at fair market value	$2,627,054	$2,345,984

The fair value carrying value of investments by category is as follows:

	June 30, 2021	December 31, 2020
Marketable Equity Securities - Level 1
Publicly traded investments	$2,035,395	$1,866,989

Marketable Debt Securities - Level 2
Corporate bonds	132,778	101,437

Non-Marketable Equity Securities - Level 3
Private investments	458,881	377,558
Total investments	$2,627,054	$2,345,984

The gains and losses on investments by category is as follows:

	June 30, 2021	December 31, 2020
Marketable Equity Securities - Level 1
Publicly traded investments - realized	$425,785	$931,440
Publicly traded investments - unrealized	69,185	385,076

Non-Marketable Debt Securities - Level 2
Private bonds	(125)	937

Non-Marketable Equity Securities - Level 3
Private investments - realized	-	-
Private investments - unrealized	(16,046)	29,246
Total investments	$478,799	$1,346,699

5. EQUIPMENT

	June 30, 2021
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$2,034,869	$1,648,205	$386,664
Vehicles	718,504	459,360	259,144
	$2,753,373	$2,107,565	$645,828

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

The company expensed $95,778 for amortization in the six months ended June 30, 2021.

	December 31, 2020
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$2,034,869	$1,591,813	$443,056
Vehicles	547,294	419,975	127,319
	$2,582,163	$2,011,788	$570,375

The company expensed $154,939 for amortization in 2020 of which $66,943 was expensed in the six months ended June 30, 2020.

6. MINERAL PROPERTIES

	June 30, 2021	December 31, 2020

Acquisition costs	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133
Option payments received	(881,440)	(881,440)
Total	$734,422	$734,422

The Projects were purchased as a group in 2003, and the purchase price was not allocated between the properties and camp facilities.

Kibi, Kwabeng and Pameng Projects

The Company holds the mineral rights over the lease area for Kibi , Kwabeng, and Pameng Projects, all of which are located in Ghana.  All three mining leases grant the Company the right to produce gold.  The Kwabeng and Pameng mining leases expired on July 26, 2019.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the six months ended June 30, 2021 and the year ended December 31, 2020.  As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

The Company has applied to Minerals Commission for a renewal extension for the Kwabeng and Pameng mining leases and has submitted all the required documentation to renew and extend these leases for a further 15 years.

All gold production will be subject to a production royalty of the net smelter returns ("NSR") payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license ("PL") securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects.  This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project.  On January 6, 2011, the Government of Ghana granted two mining leases for these Projects.  These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project.  These mining leases supersede the PL previously granted to the Company.  Among other things, both mining leases require that the Company:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter);

ii) pay annual ground rent of GH¢189,146 (approximately USD$35,688) for the Banso Project and GH¢202,378 (approximately USD$38,185) for the Muoso Project;

iii) commence commercial production of gold within two years from the date of the mining leases; and

iv) pay a production royalty to the Government of Ghana.  The Company has filed for the necessary permits to commence work on the project.  The permits were approved and work has commenced on the properties.

Mining Lease and Prospecting License Commitments

The Company is committed to expend, from time to time fees payable

(a) to the Minerals Commission for:

(i) a grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

7. ASSET RETIREMENT OBLIGATION

	June 30, 2021	December 31, 2020

Balance, beginning of year	$140,397	$158,914
Change in obligation	(27,771)	(18,517)
Accretion expense	-	-
Balance, end of year	$112,626	$140,397

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.  Most of the cash will be spent to return the grade of disturbed land to its original state and to plant vegetation.

The rehabilitation obligation is estimated at $112,626 (December 31, 2020 - $140,397).  During 2021 and 2020, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed.  It is expected that this obligation will be funded from general Company resources at the time the costs are incurred.  The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

8. INVENTORIES

Inventories consisted of the following:

	June 30, 2021	December 31, 2020

Raw materials	798,585	841,978

Inventory consists of raw gold awaiting transport to the smelter.

9. CAPITAL STOCK

Authorized stock

The Company's authorized shares are 250,000,000 common shares with a par value of $0.001 per share.

Issuances of shares

During the period ended June 30, 2021, the Company issued 130,000 shares at prices between CAD$0.23 and CAD$0.50 per share for proceeds of CAD$37,500 ($30,180) on exercise of stock options.

During the year ended December 31, 2020, the Company issued 885,000 shares at CAD$0.50 per share for proceeds of CAD$442,500 ($334,132) on exercise of warrants and issued 346,500 shares at prices between CAD$0.15 and CAD$0.50 per share for proceeds of CAD$94,575 ($71,912) on exercise of stock options.

Cancellation of shares

During the period ended June 30, 2021, 179,000 shares were re-purchased for $115,152 and were cancelled. A total of 5,200 common shares re-purchased in 2020 for $4,857 were cancelled in 2021.  A further total of 19,300 common shares were re-purchased in June 2021, for $16,397 and held in treasury.  These 19,300 shares were cancelled in July 2021.

During the year ended December 31, 2020, a total of 233,600 shares were re-purchased for $116,954 and were cancelled. A further total of 25,000 common shares were re-purchased in 2019 for $9,430 were cancelled in 2020.  A total of 5,200 common shares were re-purchased in 2020 for $4,857 and held in treasury.  These 5,200 shares were cancelled in January 2021.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the "2011 Plan") and cancelled the 2005 equity compensation plan. Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant.  The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval.  The maximum term of options granted cannot exceed 10 years.

 The TSX's rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company's directors and by the Company's shareholders.  The Board approved all unallocated options under the Option Plan on March 26, 2020 which was approved by the Company's shareholders at the annual and special meeting held on June 25, 2020.

At June 30, 2021, the following stock options were outstanding:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

Number of Options	Exercise Price	Expiry Date

125,000	CDN$0.65	July 25, 2021
120,000	CDN$0.59	May 31, 2022
125,000	CDN$0.27	July 1, 2022
382,000	CDN$0.15	December 31, 2022
54,000	CDN$0.60	June 1, 2025
250,000	CDN$0.20	October 8, 2025
360,000	CDN$1.23	October 23, 2025
400,000	CDN$0.40	May 5, 2026
690,000	CDN$0.30	July 1, 2026

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2021		December 31, 2020
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,636,000	$0.35	2,615,000	$0.23
Granted	-	-	534,000	0.80
Exercised	(130,000)	0.23	(346,500)	0.21
Cancelled/Expired	-	-	(166,500)	0.31
Outstanding, end of year	2,506,000	$0.36	2,636,000	$0.35

Exercisable, end of year	2,506,000	$0.36	2,636,000	$0.35

The aggregate intrinsic value for options vested and for total options as of June 30, 2021 is approximately $1,276,567 (December 31, 2020 - $1,666,776).  The weighted average contractual term of stock options outstanding and exercisable as at June 30, 2021 is 2.9 years (December 31, 2020 - 3.3 years).

No stock options were granted in the six month period ended June 30, 2021.  The fair value of stock options granted, vested, and modified during the year ended December 31, 2020 was $196,115, which has been included in general and administrative expense.

The following assumptions were used for the Black-Scholes valuation of stock options amended during the years ended December 31, 2020, 2019, and 2018:

2020

Risk-free interest rate	1.75%
Expected life	3.0 years
Annualized volatility	70%
Dividend rate	-

During 2020 the Company granted 314,000 options to insiders at a prices between $0.47 (CAD$0.60) and $0.96 (CAD$1.23).  A further 100,000 options were granted to non-insiders at between $0.47 (CAD$0.60) and $0.96 (CAD$1.23).  Consultants received 120,000 options priced at $0.47 (CAD$0.60).

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

Warrants

At June 30, 2021 and December 31, 2020, there were no warrants outstanding.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2021	2020

Balance, beginning of period	-	1,250,000	CAD$0.50
Issued	-	-	-
Exercised	-	(885,000)	CAD$0.50
Expired	-	(365,000)	CAD$0.50
Balance, end of period	-	-	-

The fair value of the warrants estimated at June 30, 2021 and December 31, 2020 using the Black-Scholes Options Pricing Model was $Nil.

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity's own stock, and would consequently be considered to be a derivative liability.  The common share purchase warrants described above are denominated in CAD dollars and the Company's functional currency is the US dollar.  As a result, the Company determined that these warrants are not considered indexed to the Company's own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The Company determined that the fair value of the warrant liability using the Black-Scholes Options Pricing Model at May 25, 2016 to be $70,712.  In August 2017, the Company extended the term of the non-broker warrants until August 25, 2018 and decreased the strike price of the warrants to CAD$0.50.  The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2017 of $17,112.

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. In August 2017, a further charge was recognized when the non-broker warrants were extended and the strike price was changed.  At December 31, 2020, 2019, and 2018, the fair value adjustment was recognized in the consolidated statement of operations.

In August 2018, the Company extended the term of the warrants until February 25, 2020, leaving the strike price unchanged.  The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2018 of $11,147.  This value was recognized as an expense in the period incurred.

10. RELATED PARTY TRANSACTIONS

During the six-month periods ended June 30, 2021 and 2020, the Company entered into the following transactions with related parties:

	June 30, 2021	June 30, 2020

Consulting fees paid or accrued to officers or their companies	$811,444	295,326
Directors' fees	1,203	1,100

Stock option grants to officers and directors	-	-
Stock option grant price range	-	-

Of the total consulting fees noted above, $620,576 (June 30, 2020 - $329,799) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $310,288 (June 30, 2020 - $164,900) of this amount.  As at June 30, 2021, a balance of $58,621 (December 31, 2020 - a prepaid balance of $12,065) is due to this related company.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

During the six months ended June 30, 2021 and 2020 the Company did not grant stock options to insiders.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30, 2021	June 30, 2020

Cash paid during the period for:
Interest	$-	$-
Income taxes	$488,192	$-

Except as indicated above, there were no significant non-cash transactions during the periods ended June 30, 2021 and June 30, 2020.

12. DEFERRED INCOME TAXES

This note has not been updated from December 31, 2020.

13. SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	June 30, 2021	December 31, 2020

Cash and restricted cash:
Canada	$5,905,343	$4,330,650
Ghana	1,214,127	416,928
Total cash and restricted cash	7,119,470	4,747,578
Capital assets
Canada	-	-
Ghana	1,676,553	1,304,797
Total capital assets	1,676,553	1,304,797
Total	$8,796,023	$6,052,375

14. CONTINGENCY AND COMMITMENTS

a) Bond deposit

The Government of Ghana initially required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit.  The Company has submitted a request for a reduction of these fees to the government and is awaiting a response.

The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash (see Note 7).

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

b) Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business. The Company is not aware of any such legal proceedings other than below disclosed that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

The Company is a party to three pending lawsuits.  The first lawsuit claims mining activities of the Company are illegal and cause substantial environmental damage to the community.  The second lawsuit claims that all leases issued to mining companies in Ghana violate the Ghana Constitution and are therefore illegal.  The third lawsuit claims that an Xtra contracted worker caused bodily harm on another person.  The Company will defend itself in each of these lawsuits if required, and believes both cases are completely without merit and frivolous.

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On July 23, 2019, Minerals Commission issued four invoices totaling $4,654,800 to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for four of our concessions (Muoso, Banso, Pameng and Apapam), which Minerals Commission indicated were related to the period from 2013 to 2018, for new annual mineral fees.  However, all of our mining leases had one-time fixed consideration fee, which was paid when our leases were granted.  We responded to Minerals Commission (the "Letters") on September 23, 2019, objecting to the four improper invoices.  Our Letters outline the specific violated terms of our leases and various mineral laws. On May 14, 2021, Minerals Commission issued a similar follow up on these invoices ("Updated Invoices"), which summarized the same new annual mineral right fees from 2013 to 2021 totaling $7,240,800.  Our legal counsel in Ghana responded (the "Responses") to the New Invoices dated June 7th 2021, that none of the objections in the Company's original Letters were addressed and that in his opinion the New Invoices were not legally justifiable. The Minerals Commission has not responded to our original Letters or our lawyers Responses.  Should Minerals Commission challenge our lawyers Responses, our Company could enact our dispute resolution arbitration clause under the Mineral Act.  We believe none of these New Invoices are legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

(c) Credit risk

 Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The functional currency of the Company is US$, to date the majority of the revenues and costs are denominated in Ghana and a significant portion of the assets and liabilities are denominated in both Canada and Ghana. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and Ghana currency. If Ghana depreciates against US$, the value of Ghana revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(e) Economic and political risks

The Company's operations are conducted in Ghana. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in Ghana, and by the general state of the Ghana economy.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) (Unaudited) June 30, 2021

The Company's operations in the Ghana are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

f)  Commodity price risk

We are exposed to fluctuations in commodity prices for gold. Commodity prices are affected by many factors, including but not limited to, supply and demand.

g)  The Kwabeng and Pameng mining leases expired on July 26, 2019.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the three-month period ended March 31, 2021 and the year ended December 31, 2020.  As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

15. SUBSEQUENT EVENT NOTE

Subsequent to June 30, 2021, 19,300 shares repurchased in June were cancelled.  A further 51,300 shares purchased in July 2021, will be cancelled in the normal course of business.

Subsequent to June 30, 2021, 125,000 stock options were exercised and cash of $65,000 was received.